MORGAN STANLEY INSTITUTIONAL FUND TRUST

1221 Avenue of the Americas

New York, NY 10020

April 30, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust
(File Nos. 2-89729 and 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Municipal Portfolio (Adviser Class) of Morgan Stanley Institutional Fund Trust (the “Fund”) filed with the Securities and Exchange Commission on February 28, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 73 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 30, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.	Please indicate whether the Fund is current with its 40-17G filings.

Response 2. The Fund is current with such filings.

COMMENTS TO THE PROSPECTUS

Comment 3.	Please delete the red herring language from the prospectus cover.

Response 3. The referenced language has been deleted in the final prospectus.

Comment 4.	Please include a discussion of the risks related to investing in high yield securities.

Response 4. A discussion of the risks related to investing in high yield securities is currently included in the “Principal Risks” section.

Comment 5.	Is income subject to the federal alternative minimum tax included in the 80% of the Fund’s income that will be exempt from federal income tax under normal circumstances? If so, please clarify accordingly.

Response 5. The Fund does not include income subject to the federal alternative minimum tax in the 80% of the Fund’s income that will be exempt from federal income tax under normal circumstances. Accordingly, no additional disclosure is required.

Comment 6.	Please clarify which strategies are principal investment strategies of the Fund.

Response 6. The Fund’s principal investment strategies are set forth in the “Approach” and “Process” sections.

Comment 7.	Please confirm that the Adviser Class of the Fund has not commenced operations as of the date of the prospectus.

Response 7. The Adviser Class of the Fund will not have commenced operations as of the date of the prospectus.

Comment 8.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 8. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 9.	In the Fee Table, consider revising the format of the table so that the captions are listed horizontally, rather than vertically.

Response 9. We respectfully acknowledge the comment, but believe the format of the table is appropriate and complies with Form N-1A.

COMMENTS TO THE SAI

Comment 10.	In the section titled “Investments and Risks – Securities Lending,” confirm whether the Fund uses an affiliated securities lending agent.

Response 10. The Fund does not use an affiliated securities lending agent.

Comment 11.	Please add a description of the Fund’s policies with respect to borrowing to the Statement of Additional Information.

Response 11. The Fund’s policies with respect to borrowing is currently included in the “Investment Limitations” section and additional disclosure has been added to the “Investments and Risks” section of the Statement of Additional Information.

Comment 12.	Please confirm that the Fund’s concentration policy set forth under fundamental limitation 7 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 12. The Fund’s concentration policy is consistent with Instruction 4 to Item 4(b)(1) of Form N-1A. However, the Fund complies with the Staff’s position that a concentration policy applies to investments of 25% or more. We respectfully note that the Staff’s position, which you have referred to as set forth in Guide 19 to Form N-1A in effect prior to 1998, differs from Instruction 4 to Item 4(b)(1) of Form N-1A as set forth above.

Comment 13.	With regard to non-fundamental limitation number 2, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 13. The Fund did not invest in other investment companies during the prior fiscal year; therefore, no edits will be made to the fee table.

Comment 14.	In the section entitled “Portfolio Managers - Portfolio Manager Compensation Structure,” include only the discretionary compensation received by the portfolio managers of the Fund during the last year.

Response 14. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of a fund’s portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and to shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6641. Thank you.

Sincerely,

/s/ Sheri L. Schreck
Sheri L. Schreck

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